(As filed with the Securities and Exchange Commission May 22, 2001)
File No. 70-9653
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POS-AMC
Post-Effective Amendment No.4
to
FORM U-1/A

APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
WGL Holdings, Inc.
Washington Gas Light Company
Crab Run Gas Company
Hampshire Gas Company
Washington Gas Resources Corp.
Primary Investors, LLC
1100 H Street, N.W.
Washington, D.C. 20080

(Names of companies filing this statement and addresses of principal executive offices)

WGL Holdings, Inc.

(Name of top registered holding company parent of each applicant or declarant)

John K. Keane, Jr.
Senior Vice President and General Counsel
Washington Gas Light Company
1100 H Street, N.W.
Washington, D.C. 20080

(Name and address of agent for service)

The Commission is requested to mail copies of all orders, notices and other communications to:

Douglas V. Pope, Secretary Washington Gas Light Company 1100 H Street, NW Washington, D.C. 20080	Andrew F. MacDonald, Esq. Thelen Reid & Priest LLP 701 Pennsylvania Avenue, N.W. Washington, D.C. 20004

               The Application/Declaration filed in this proceeding on March 31, 2000, as amended by Amendment No. 1, filed July 7, 2000, Amendment No. 2, filed October 12, 2000, Post Effective Amendment No. 1, filed November 6, 2000, Post Effective Amendment No. 2 filed February 13, 2001, and Post-Effective Amendment No. 3 filed April 26, 2001, is hereby further amended by replacement of Post Effective Amendment #3 in its entirety as follows:

Item 1. Description of Proposed Transaction

               WGL Holdings, Inc. ("WGL Holdings") is a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act"). WGL Holdings is the corporate parent of Washington Gas Light Company, a natural gas distribution company. This holding company structure became effective on November 1, 2000, through actions taken under an Agreement of Merger and Reorganization which resulted in WGL Holdings becoming a holding company over Washington Gas Light Company and its then existing nonutility subsidiaries. Washington Gas merged with its wholly owned subsidiary, Washington Gas Acquisition Corp. effective November 1, 2000, with Washington Gas Light Company being the surviving company. WGL Holdings filed its Notification of Registration under the Act on Form U5A on November 30, 2000. WGL Holdings filed its registration statement under the Act with the Securities and Exchange Commission (the "Commission") on Form U5 B on March 30, 2001.

               By its Order, dated October 13, 2000, and its Supplemental Order, dated November 13, 2000 (Holding Company Act Release Nos. 27253 and 27276, respectively) (together, the "Order"), in this proceeding, the Commission authorized, among other transactions, WGL Holdings and its subsidiary companies to establish a system money pool (the "Money Pool"). The Order permitted the addition of new subsidiaries as lenders to the Money Pool, but required further Commission approval for the addition of new borrowers. The Commission further authorized WGL Holdings to offer consumer financing services through one or more new or existing subsidiaries and to invest not more than $100 million in such subsidiaries. These transactions were approved through March 31, 2004 (the "Authorization Period").

               As previously stated in Section 1.13 of its Application/Declaration filed in this proceeding, during the Authorization Period, WGL Holdings proposes to invest not more than $100 million in existing or new Non-Utility Subsidiaries that are engaged in the business of providing financing for purchases of energy-related equipment, goods or services. Such investments would be in the form of purchases of stock or other equity securities, loans, cash capital contributions and/or open account advances. WGL Holdings will use the proceeds of the financing authorized in this proceeding and/or other available cash to make such investments.

               WGL Holdings has formed a new consumer finance subsidiary, Washington Gas Credit Corp. ("WGCC"), and now requests Commission approval of WGCC's participation in the Money Pool as a borrower. All such borrowings by WGCC, whether the source of funds is temporary excess cash of other participants, temporary excess cash of WGL Holdings or the proceeds of WGL Holdings financing transactions will count against the $100 million aggregate limit. No changes are being made to the terms and conditions of the Money Pool Agreement.

1.9  System Money Pool The last sentence of the first full      paragraph of this section is hereby replaced in its entirety as follows:
"Subsidiaries participating in the Money Pool arrangement will be: Washington Gas Light; Hampshire; Crab Run; WGR, WGEServices; Washington Gas Energy Systems, Inc.; Brandywood; ACI; WG Consumer Services; WG Maritime Plaza I, Inc.; and WGCC."
  Item 2. Fees, Commissions and Expenses.

               No additional fees, commissions or expenses are payable with respect to the Proposed Transaction.

Item 3.2 Compliance with Rules 53 and 54:

               The addition of WGCC to the Money Pool does not change the analysis and conclusions regarding compliance with Rules 53 and 54 as stated in the Application/Declaration as previously filed and amended in this proceeding. WGL Holdings has no investments in FUCOs or EWGs. None of the conditions described in Rule 53(b) have occurred or are continuing.

Item 4. Regulatory Approvals

               The Virginia State Corporation Commission (the "SCC-VA") has jurisdiction over approval of agreements between Washington Gas Light and its associated companies, including the Money Pool Agreement. The SCC-VA has previously approved the Money Pool Agreement and requires approval of any subsequent change in the terms and conditions of such Agreement. However, the addition of a new participant does not constitute a change the terms and conditions of the Money Pool Agreement. Therefore, SCC-VA approval of the addition of a new borrower to the Money Pool Agreement as proposed herein is not required. Except as stated above, no state commission, and no federal commission, other than this Commission, has jurisdiction over this transaction.

Item 5. Procedure

               The Applicants respectfully request that the Commission publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable and issue a supplemental order approving the authorization requested herein as soon as the rules allow. The Applicants further: request that there be no 30-day waiting period between the issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective; waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or supplemental order, unless the Division opposes the matter proposed herein.

Item 6. Exhibits and Financial Statements

Exhibits                     F-1 Opinion of Counsel H-1 Proposed Form of Federal Register Notice.
SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc. Washington Gas Light Company Crab Run Gas Company Hampshire Gas Company Washington Gas Resources Corp. By: /s/Shelley C. Jennings Name: Shelley C. Jennings Title: Treasurer
Primary Investors, LLC By: /s/Adrian Chapman . Name: Adrian Chapman Title: Manager

Date: May 22, 2001

Letterhead of John K. Keane, Jr., Esq. EXHIBIT F-1

May 22, 2001

Securities and Exchange Commission
450 5th St., N.W.
Washington, D.C. 20549

Re: WGL Holdings, Inc., et. al.
Form U-1, Application/Declaration
(File No. 70-9653)

Dear Sirs:

              I refer to the Form U-1 Application/Declaration, as amended (the "Application") under the Public Utility Holding Company Act of 1935 (the "Act"), filed jointly with the Securities and Exchange Commission (the "Commission") by WGL Holdings, Inc. ("WGL Holdings"), its wholly-owned utility subsidiary, Washington Gas Light Company ("Washington Gas") and the non-utility subsidiaries of Washington Gas named in the Application (collectively, the "Applicants"). I have acted as counsel for the Applicants in connection with the Application.

              By orders dated October 13, 2000, and November 13, 2000 (Holding Co. Act Release Nos. 27253 and 27276, respectively) ("Prior Orders"), the Commission, through March 31, 2004 ("Authorization Period") authorized certain financial activities related to WGL Holdings and its subsidiaries, including the establishment of a system money pool (the "Money Pool"). The Prior Orders permitted the addition of new subsidiaries as lenders to the Money Pool; however, Commission approval is required for the addition of new borrowers. In addition, the Prior Orders authorized WGL Holdings to invest not more than $100 million ("Investment Limit") in existing or newly formed, direct or indirect nonutility subsidiaries that are engaged in the business of providing financing for purchases of energy-related equipment, goods, or services ("Consumer Finance Subsidiaries").

Approval Requested:

               In accordance with the Prior Orders, WGL Holdings has formed a new Consumer Finance Subsidiary, Washington Gas Credit Corp. ("WGCC"). Applicants now request that the Commission authorize WGCC's participation in the Money Pool as a borrower (the "Proposed Transaction"). All the borrowings of WGCC will count against the Investment Limit. The addition of WGCC to the Money Pool requires no changes to the terms and conditions of the System Money Pool Agreement filed as an exhibit to the application-declaration in this proceeding.

              In connection with this opinion, I have examined original, certified, or conformed copies of all such corporate records, agreements, instruments and documents and have made such other investigations as I have deemed necessary or appropriate for the purpose of rendering this opinion. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to originals of all documents submitted to me as conformed copies.

                I am of the opinion that in the event the Proposed Transaction is consummated in accordance with the Application, as amended:

                1. All state laws applicable to the Proposed Transaction will have been complied with;

                2. Applicants are validly organized and duly existing under the laws of their respective states of incorporation;

                3. Applicants will not acquire any securities or assets in connection with the Proposed Transaction; and

                4. The consummation of the Proposed Transaction will not violate the legal rights of the holders of any securities issued by WGL Holdings, Washington Gas or any other Subsidiary.

                I hereby consent to the use of this opinion in connection with the Application.

                                                                                                          Sincerely,

                                                                                                          John K. Keane, Jr.

Exhibit H-1
Proposed Form of Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")
February __, 2001

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

* * * * * *

WGL HOLDINGS, INC., et al.     (70-9653)

WGL Holdings, Inc. ("WGL Holdings"), 1100 H Street, N.W., Washington, D.C. 20080, and certain subsidiaries (the "Applicants") have filed a Post Effective Amendment No. 2 to the Application-Declaration in this proceeding, in which they request authorization to add a newly formed consumer finance subsidiary, Washington Gas Credit Corp, as a borrower in the previously approved system Money Pool. All such borrowings by WGCC, whether the source of funds is temporary excess cash of other participants, temporary excess cash of WGL Holdings or the proceeds of WGL Holdings financing transactions will count against the $100 million aggregate limit. No changes are being made to the terms and conditions of the Money Pool Agreement.